Ashford Hospitality Trust, Inc.

14185 Dallas Parkway, Suite 1200

Dallas, Texas 75254

October 28, 2021

VIA EDGAR

Shih-Kuei Chen
United States Securities and Exchange Commission
Office of Real Estate and Construction
100 F Street, N.E.
Washington, D.C. 20549

Re:	Registration Statement on Form S-11 (No. 333-260442) of Ashford Hospitality Trust, Inc.

Dear Shih-Kuei Chen:

On behalf of Ashford Hospitality Trust, Inc., and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-11 be accelerated to November 2, 2021 at 4:00 pm Eastern Time, or as soon thereafter as practicable.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would inform Gregory Patti of Cadwalader, Wickersham & Taft LLP at (212) 504-6780.

Very truly yours,

ASHFORD HOSPITALITY TRUST, INC.

By:	/s/ Alex Rose
Name: Alex Rose
Title: Executive Vice President, General Counsel & Secretary

cc: Gregory P. Patti, Cadwalader, Wickersham & Taft LLP